Mail Stop 0505                                          April 21, 2006

Philip Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036

> Re:    Highland Credit Strategies Fund (the "Trust")
>        Registration Statement on Form N-2
>        File Numbers 333-132436; 811-21869

Dear Mr. Harris:

We have reviewed the registration statement referenced above and have the following comments.

Registration Statement Cover Page

Provide a footnote to clarify that the amount of shares being registered includes shares that could be issued pursuant to the underwriters' over-allotment option.

Prospectus

Outside Front Cover Page

Expand the description of the Trust's primary investment objective to clarify the type of returns its seeks to deliver to its investors;  for example, income or total return.  If the Trust intends to deliver total return, then briefly explain how it intends to realize capital appreciation from its proposed investments.

Clarify to what "credit makets" the second sentence is referring; for example, debt markets.

Clarify whether the Trust's primary and other investment objectives are fundamental or whether they can be changed without shareholder approval.

Delineate the Trust's secondary or other investment objectives.

Revise to provide a plain English version of the phrase "directional, relative value, capital structure arbitrage and event driven investment strategies."

<u>No Prior History</u>

Present in a prominent fashion the lack of a history of public trading in the Trust's shares. <u>See</u> Item 1.1.i. of Form N-2.

Expand the paragraph to disclose specifically the risk of loss that trading at a discount from net asset value creates for investors purchasing shares in the initial public offering. <u>See</u> Item 1.1.i. of Form N-2.

Present the risk factor cross-references in bold face type. <u>See</u> Item 1.1i.of Form N-2.

<u>Pricing Table</u>

In your response letter, confirm to the staff that the pricing table and footnotes thereto will appear on the outside front cover page of the prospectus.

The amounts included under the "Estimated Offering Expenses" column should also include the estimated offering expenses of the Preferred Share offering that is expected to occur soon after the completion of this offering, since that Preferred Share offering expenses will be borne by the holders of the Trust's Common Shares.

Expand footnote (2) to specify the amount that Highland, the Trust's investment manager, may pay certain underwriters as a sales incentive fee, structuring fee and as additional compensation in connection with the offering, provided that certain specified sales targets are met.

Refer to the second sentence of footnote (2). Advise us in your letter whether all persons receiving commissions will be registered broker/dealers.

Footnote (3) indicates that the Trust may reimburse Highland for expenses incurred in connection with this offering. The pricing table should include as a sales load any amounts borrowed to pay offering costs that are required to be paid in less than one year. <u>See</u> Instruction 3 to Item 1.g. of Form N-2

Investment Policies and Strategies

In the penultimate sentence of the first paragraph, specify the type of low correlation that the Investment Manager will attempt to maintain on behalf of the Trust.

Specify the "other alternative investment strategies" mentioned in the first paragraph on page ii.

The disclosure indicates that an objective of the Trust is to provide "high risk-adjusted returns on capital."   Explain what this means in the context of the high risk nature of the Trust's proposed investments.   Will returns be lower when the Trust attempts to minimize the risk of its portfolio or are the returns expected to be higher in relative to its portfolio's level of risk?

Since the Trust is a non-diversified investment company, the reference in the second paragraph to "diversification" is inappropriate.   Please make conforming deletions as appropriate.

The SAI states that as a fundamental policy the Trust will not concentrate its investments in any single industry.  Accordingly, delete the reference in the second paragraph, and elsewhere as applicable, to the possibility of concentrating the Trust's portfolio by industry.

Expand the last sentence of the third paragraph to specify the maximum amount of Trust assets that may devoted to opportunities in the non-U.S. credit markets.

Table of Contents

Delete the last sentence of the paragraph appearing immediately after the table of contents because it is inconsistent with your obligation to deliver a current prospectus. As an alternative, disclose that the Trust will amend the prospectus to disclose any material changes.

Prospectus Summary

Investment Objectives

Revise the first three sentences to provide a plain English version of the disclosure.  In this regard, clarify whether the first part of the third sentence refers to a market neutral investment strategy.

Investment Policies and Strategy

Explain what is meant by the phrase "the Investment Manager looks to leverage its investment platform of approximately sixty (60) credit investment professionals."

Briefly define the word "credits."

Clarify whether the Investment Manager believes that the credit investing it will provide on behalf of the Trust is the type described in last sentence of the second paragraph.

Disclose in the last paragraph whether the Investment Manager anticipates that the Trust will experience a high portfolio turnover.

Investment Strategy

Specify the number of years that the Investment Manager has primarily engaged in "leveraged loan, high yield, structured products, and distressed markets" investing.

Indicate whether the Investment Manager will use quantitative analysis when determining which investments to purchase and sell on behalf of the Trust.

Specify the maximum percentage amount of the Trust's assets that can be invested "in securities traded in foreign countries and denominated in foreign currencies." If appropriate, add risk factor disclosure.

Briefly highlight whether the Trust could be deemed to be a statutory underwriter when reselling any securities that it receives in connection with any of the transaction described in the fourth paragraph. If it could, then also highlight any associated risks, as applicable.

State the maximum amount of the Trust's assets that may be invested in illiquid securities.

In the last sentence of the last paragraph, clarify whether the Investment Manager will also pursue a defensive position during periods of uncertain economic or business conditions.

Investment Manager

Provide a precise definition of "leverage" that will be used in the context of determining the "total assets" that are subject to the Management Fee. This should also be made clear in the advisory contract between the Trust and the Investment Manager.

In your response letter, describe what the Board of Trustees considered when approving administrative services compensation based on total assets, rather than net assets, for the administrative services that Highland provides to the Trust.

Borrowings and Preferred Shares

Disclose the expected amount of the reduction in net asset value per common share that will result from the anticipated offering of Preferred Shares.

Distributions

Indicate whether distributions could also be made in the form of a return of shareholders' capital.  Also confirm to the staff in your letter that the Trust's distribution policy complies with the requirements of section 19 of the Investment Company Act.

It appears that the Trust's distribution policy contemplates the distribution of long-term capital gains more frequently than what is permitted by section 19(b) of the Investment Company Act.  Please revise or advise the staff in your response letter why you believe that the Trust's distribution policy complies with the statutory requirements.

Clarify that distributions made in additional shares of common stock of the Trust are taxable to the shareholder recipient.  Also note that the shareholder recipient will be required to pay income taxes on the distribution without a corresponding receipt of cash with which to pay such taxes.

State that each participant in the dividend reinvestment plan will pay a pro rata share of brokerage commissions incurred in connection with open-market purchases, and that participants requesting a sale of shares through the Plan Agent are subject to a sales fee and a brokerage commission.

Market Price of Shares

Reconcile the statement "investment companies like the Trust that invest primarily in equity securities" with the Trust's stated principal investment objective and strategies.

Principal Risks of the Trust

Concentration of the Trust's Portfolio

Refrain form using the word "concentration" to describe the Trust's portfolio since the Trust has a fundamental policy not to concentrate by industry.

Illiquidity of Investment

Disclose the maximum percentage of the Trust's portfolio that can be invested in illiquid securities.  If there is none, so state.  If appropriate, also disclose the risks of investing substantial amounts of the Trust's portfolio in illiquid securities.

Bank Loans

Revise this and other risk factor captions to convey and encapsulate the risk described in the respective narrative risk factor disclosure.

Distressed Debt

Specify the maximum amount of Trust assets that can be invested in the securities and other obligations of distressed and bankrupt issuers.   If there is no maximum amount, so state.

Indicate whether the Trust will ever invest for purposes of control.

High-Yield Securities

Clarify that "high-yield securities" are commonly referred to as "junk securities."

Leverage

Expand the disclosure to provide a plain English discussion of leverage; for example, that the Trust will borrow money to buy more investments; that with the use of leverage there is the risk that the interest rates paid by the Trust on the amount that it borrows will be higher than the return on the Trust's investments; etc.

Clarify that the fees and expenses attributed to leverage will be disproportionately borne by holders of the Trust's common shares, and that the holders of the Trust's common shares will bear all offering expenses pertaining to leverage including, among other things, higher effective advisory fees.

Provide a separate summary risk factor highlighting the potentially differing interests of holders of preferred shares versus holders of common shares and the disproportionate influence over the Trust's affairs that could be accorded holders of preferred shares; for example, whether holders of preferred shares could vote as a separate class and therefore block proposals passed by the holders of common shares, including a proposal to convert the Trust to an open-end mutual fund.

If the Trust anticipates issuing preferred securities with a minimum credit rating, disclose the various restrictions that a credit rating agency may impose on the Trust's portfolio characteristics (such as liquidity, credit quality, etc.)

Small and Mid-Cap Stock Risk

If investing in companies with small or medium capitalizations is a principal investment strategy of the Trust, it should be added to the Investment Strategy section of the Prospectus Summary.

Emerging Markets Risk

If investing in securities of the issuers based in underdeveloped emerging markets is a principal investment strategy of the Trust, it should be added to the Investment Strategy section of the Prospectus Summary.

Securities Lending Risk

State that the Trust may lend its portfolio securities to a maximum of one-third of its total assets.

Interest Rate Risk

Indicate whether the Trust may invest in inverse floaters and, if so, highlight the risk of such an investment.

Prepayment Risk

If investing in mortgage-backed securities is a principal investment strategy of the Trust, it should be added to the Investment Strategy section of the Prospectus Summary.

Strategic Transactions Risk

Change the heading of this section to "Derivatives Risk."

Clarify that the Trust may invest in derivatives for speculative purposes.

Synthetic Securities

Disclose any maximum amount of Fund assets that may be invested in derivatives. In the alternative, disclose that there is no such maximum and add heightened risk factor disclosure, as appropriate.

Short Sales

If short selling is a principal investment strategy of the Trust, then it should be added to the Investment Strategy section of the Prospectus Summary.

Confirm to the staff in your letter that all costs of short selling are included in the "Other Expenses" line item of the fee table.

Summary of Trust Expenses

In the introductory paragraph and in the fee table, delete the respective references to "or employed some other from of leverage" and "or other leverage is used." Make a conforming deletion to footnote (5).

Add a "Total annual expenses plus cost of servicing Preferred Shares" line item after the "Total annual expenses" line item in the fee table presentation. The cost of servicing Preferred Shares component should include all of the costs of servicing and issuing

Preferred Shares as a percentage of net assets attributable to Common Shares. Revise the disclosure contained in footnote (4) as appropriate.

Expand footnote (2) to indicate that each participant will also pay a pro rata share of brokerage commissions incurred in open-market purchases when the dividend reinvestment occurs at a time that the net asset value per common share is greater than the market value per common share.

Delete footnote (3) and instead include as part of the "Management fee" the amount payable to Highland for the provision of administrative services to the Trust.

In your response letter, describe the "non-advisory services provided to the Trust by the employees of Highland" that is referred to in footnote (4).

Clarify in footnote (4) whether the Trust currently anticipates incurring any indebtedness or paying any interest during the next twelve months.

Reduce the size of the table presented in footnote (5) so that it is given less prominence than the primary fee table presentation. Also, change the parenthetical in the column heading to "(assumes Preferred Shares are not issued or no other leverage is used)."

The Example should immediately follow the fee table presentation and not be preceded by any footnotes. Please revise the presentation accordingly.

Confirm to the staff in your response letter that the lead-in paragraph of the Example includes all items called for by General Instruction 10.c. to Item 3.1 of Form N-2. In this regard, change "(1) total net annual expenses of      % of net assets attributable to common shares" to "(1) total annual expenses plus cost of servicing Preferred Shares of      % of net assets attributable to common shares."

Revise to present in a prominent fashion the information contained in the first sentence of footnote (1) to the Example. See Instruction 10.d. to Item 3.1.of Form N-2.

Use of Proceeds

Specify the amount of proceeds that will be used to reimburse the underwriters and any affiliates of the Trust.

Portfolio Composition

The information contained in the first two sentences of the second paragraph should also be included on the cover page of the prospectus. In this regard, expand the first sentence of the second paragraph to identify the Trust's "principal investment categories." Also change the word "Fund's" to "Trust's."

Senior Loans

Briefly highlight the consequences and risks of structural subordination in the context of "senior loans."

Repurchase Agreements

State that a repurchase agreement is a loan.

Non-U.S. Securities

Replace the phrase "a substantial portion" with the phrase "up to 20%."

Clarify the maximum amount of the Trust's assets that may be invested in the securities of emerging market issuers.

Non-Investment Grade Securities

Disclose the maximum amount of Trust assets that may be invested in non-investment grade securities

Forward-Looking Statements

Revise to clarify that any forward-looking statements contained in the prospectus will not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act of 1933. In this regard, it appears that all references to "this Memorandum" should be changed to "this Prospectus."

Revise the last sentence to indicate that any Prospectus that is required to be delivered will contain updated factors and will announce the results of any revisions to any of the forward-looking statements contained in the prospectus to reflect future events or developments.

Net Asset Value

Revise the lead-in sentence to clarify that all of the valuation methods used to value the Trust's investments, including those described in this section, will constitute either market value or fair value, as determined in good faith by the Trust's board of directors. Make conforming revisions to the other sections of the prospectus, as applicable.

Investment Manager

Briefly highlight the Investment Manager's responsibilities.

Disclose that the Investment Manager will benefit when the Trust leverages since the amount of the Trust's managed assets will increase with leverage.

Preferred Shares

Confirm to us in your response letter that the Trust will be fully invested before issuing any preferred shares.

Closed-End Fund Structure

In the first sentence, change the word "diversified" to "non-diversified."

Underwriting

Please confirm to the staff whether the NASD has approved the underwriting terms of the Trust's offering

Statement of Additional Information

Investment Restrictions

The introduction to the list of the Trust's non-fundamental restrictions and policies should also clarify that non-fundamental restrictions and policies can be changed without shareholder approval.

Add the phrase "or group of industries" to the end of the first enumerated fundamental investment restriction.

Refer to the second enumerated fundamental investment restriction. Provide a description of what is "permitted by the Investment Company Act" as part of the SAI fundamental investment restriction discussion.

Refer to the third enumerated fundamental investment restriction. Disclose the maximum percentage amount of Trust assets that can be devoted to each of the "loans of portfolio securities" and "repurchase agreements" categories.

Revise the last paragraph to make clear that the percentage limitations on borrowings applies at all times, even when changes are due to subsequent changes in the value of the securities that the Trust owns.

Strategic Transaction and Risk Management

The text of Annex A should instead be presented under the heading of this section.

Forward Foreign Currency Contracts

Revise to present this section in a more reader-friendly format.

Portfolio Managers

The information contained in the penultimate paragraph should also be summarized and included in the prospectus under the presentation of risk factors.

Item 25.  Financial Statement and Exhibits

Expand the exhibit list to include all of the applicable exhibits that are required to be filed as part of the registration statement on Form N-2.

Item 30.  Indemnification & Item 34. Undertakings

In your response letter, confirm to the staff that all of the information called for by Rule 484 of Regulation C under the Securities Act of 1933 has been provided.

Summarize the information incorporated by reference in the last sentence of this section.

Signatures

At the time the registration statement was originally filed R. Joseph Dougherty was the sole initial trustee of the Trust.  Prior to effectiveness of the registration statement, the Trust must have a board of trustees whose composition complies with the applicable provisions of the Investment Company Act.  Please note the signature requirements of Section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by a majority of the Trust's Board of Trustees as well as its principal accounting officer or comptroller.

Closing

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Attorney